MATERIAL CHANGE REPORT

1.

Reporting Issuer

Full name of the Issuer:

Asia Pacific Resources Ltd. (“Asia Pacific” or the “Company”)

The address of the principal office in Canada of the reporting issuer is as follows:

Suite 405, 555 Sixth Street
New Westminster, British Columbia
V3L 5H1

PHONE: (604) 516-0566

2.	Date of Material Change February 18, 2004

3.

Press Release

The date and place(s) of issuance of the press release are as follows:

February 18, 2004

The Press Release was released to The Toronto Stock Exchange being the only exchange upon which the shares of the Issuer are listed, and through various other approved public media.

4.

Summary of Material Change(s)

A summary of the nature and substance of the material change is as follows:

Asia Pacific Resources Ltd. reported that the matter of the extension and/or renewal of APPC’s rights to the Udon North potash project would be submitted to an independent international referee in accordance with the dispute resolution procedures defined in the APPC Concession Agreement.

Udon North is an advanced stage project on which MRDI Consulting of Vancouver, Canada completed a resource estimation of the mineral sylvinite, in accordance with the application National Instrument 43-101. Estimated resources include 175 million tonnes indicated, with an average grade of 19.0% K20 and an average thickness of 12 metres, and a 490 million tonne inferred resource with average grade 16.5% K20 and average thickness of 12 metres.

APPC has retained specialist advisors in Thailand on a success fee basis to enhance the Company’s efforts to resolve the Udon North matter and to procure the Udon South Mining License on a timely basis.

5.

Full Description of Material Change

Udon North Special License Permit

Pursuant to the Concession Agreement dated June 4, 1993, the Company’s subsidiary, Asia Pacific Potash Corporation (“APPC”) held Special Prospecting Licenses (“SPLs”) for two potash deposits in Thailand called Udon North and Udon South. The Concession Agreement provided that the SPLs would have expired on June 4, 2003 unless applications for a Mining License had been submitted by that date. On May 29, 2003 APPC applied to have the SPLs for the Udon South deposit converted to a Mining License to allow development of a potash mine as the next step. The approval of the Mining License for Udon South (“USML”) is following the structured process under Thai law that leads to the review and approval of the application.

On November 5, 2003 APPC filed applications to renew expiring SPLs for Udon North granted under the Concession Agreement pursuant to the new Minerals Act B.E.2510, which applications cover the same ground as the potash deposits known as the Udon North deposit

On December 23, 2003 the Company announced that APPC received a letter from the Department of Primary Industry and Mines in Thailand (“DPIM”) questioning APPC’s right to extend or renew its SPLs over the Udon North area under the Concession Agreement. APPC and its advisers are in the process of trying to resolve the matter with the relevant government authorities.

APPC’s view is that it is fully entitled to an extension of the expiring special prospecting licenses covering the Udon North area pursuant to the provisions of the Concession Agreement. The dispute resolution procedures in the Concession Agreement set out a structured process that allows APPC to seek an independent resolution of this matter. On February 18, 2004 APPC and DPIM initiated the first step in the process by agreeing to have the matter of the extension and/or renewal of APPC’s rights to the Udon North potash project submitted to an independent international referee. The Board of Directors of APPC, which includes a representative of the Thai government, a 10% owner of APPC, unanimously agreed to this action.

Udon North Resources

Udon North is an advanced stage project on which MRDI Consulting of Vancouver, Canada completed a Technical Report for the Udon North Deposit including a resource estimation of the mineral sylvinite, in accordance with National Instrument 43-101. This Technical Report was filed as a part of Sedar project number 614669. Estimated resources include 175 million tonnes indicated, with an average grade of 19.0% K20 and an average thickness of 12 metres, and a 490 million tonne inferred resource with average grade 16.5% K20 and average thickness of 12 metres.

Udon North Mineral Resource Estimate			Percentage
Resource category	Tonnes	Average Thickness (metres)	K20	Mg0
Indicated Mineral Resource	175,000,000	12.0	19.0	0.07
Inferred Mineral Resource	490,000,000	12.0	16.5	0.07

For resource modeling purposes, geological parameters for indicated resources included a minimum seam thickness of 5.0 meters and a grade equal or greater than 15.0% K2O and less than 1.0% MgO. Inferred resources included a minimum seam thickness of 5.0 meters and a grade equal or greater than 10.0% K2O and less than 1.0% MgO.

The Technical Report also concluded that additional strategic in-fill and boundary delineation drilling will be required to provide sufficient geological and geotechnical data that will permit the completion of ore definition. The Company also concluded that an environmental impact assessment and various Government approvals are required to advance the Udon North potash deposit to the status of the Udon South potash deposit which has an approved EIA and all detailed technical studies completed.

Special Advisor

APPC has retained specialist advisors (the “Advisors”) on a success fee basis to enhance the Company’s efforts to perfect the Udon North SPLs and to procure the Udon South Mining Lease (“ML”) on a timely basis.

The Advisors contract expires on December 3, 2004 (the “Agreement”) or at APPC’s discretion, on five days notice if the following milestones have not been reached.

1	Registration of the Udon South ML within 100 days or May 24, 2004;

2	Verification of support by the Ministry of the Environment for the Udon South ML within 190 days or August 23, 2004;

3	Approval of the Environmental Impact Assessment/Supplemental Information by the expert panel of the Ministry of the Environment within 190 days or August 23, 2004; and

4	Commencement of the public hearing for the Udon South ML application within 190 days or August 23, 2004.

Pursuant to the Agreement, a cash Success Fee of US $5 million is payable, as to US$2 million in 30 days and US$3 million in 60 days, to the Advisors upon receipt by APPC of a Udon South ML on terms acceptable to APPC in its sole discretion acting reasonably.

Pursuant to the Agreement, the Company granted the Advisors an option to acquire up to 9,280,000 common shares of the Company at an exercise price of C$0.30 for twenty-one months (the “Options”). The number of Options that will vest to the Advisors depends on when during the term of the Advisor Agreement the Udon South ML is received by APPC. If the Udon South ML is received within the first 21 weeks, or by July 9, 2004, all of the Options will vest to the Advisors. If it takes longer a pro-rata portion of the 75% of the Options will vest. If the Udon South ML is not received during the term of the Advisor Agreement then none of the Options vest.

Pursuant to the Agreement, and on success, the Company will issue the Advisors common shares and common share purchase warrants (a “Unit”). The number of Units issued to the Advisors is determined by when during the term of the Advisor Agreement the Udon South ML is received by APPC and when APPC rights to the Udon North SPLs are perfected. Any common share purchase warrant issued as a part of the Unit will be exercisable for six months after it is issued at an exercise price equal to 20% over the prevailing stock price.

If the Udon South ML is received within the first 21 weeks, or by July 9, 2004, the Company will issue the lesser of 2 million Units and a number of Units having an aggregate value equal to C$0.8 million based on the prevailing market price. If it takes longer a pro-rata portion of Units will be issued. If the Udon South ML is not received during the term of the Advisor Agreement then none of the Units will be issued.

If the Udon North SPLs are perfected within the first 21 weeks, or by July 9, 2004, the Company will issue the lesser of 4 million Units and a number of Units having an aggregate value equal to C$1.6 million based on the prevailing market price. If it takes longer a pro-rata portion of Units will be issued. If the Udon North SPLs are not perfected during the term of the Advisor Agreement then none of the Units will be issued.

The Advisors are at arms length to the Company. The Advisors have specific regional expertise to assist APPC to secure a commercially viable Mining License for Udon South and to assist in perfecting APPC’s rights to Udon North. APPC has agreed to reimburse the advisors approved out-of-pocket expenses during the term of the Agreement.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not Applicable

7.	Omitted Information Not Applicable

8.

Executive Officer

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following address and telephone number:

Doris Meyer, Assistant Corporate Secretary
Suite 405 – 555 Sixth Street
New Westminster, British Columbia
V3L 5H1

PHONE: (604) 516-0566

9.	Date of Report DATED at New Westminster, British Columbia, this 27th day of February 2004.

“Doris Meyer”

Doris Meyer, Assistant Corporate Secretary